40 - 33


INVESTMENTS

811-02606
Branch 18

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

AIM MONEY MARKET FUNDS INC


SEC MAIL PROCESSING
RECEIVED
MAR 2 8 2005
WASH., D.C.
213
SECTION



05049670

March 21, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, a copy of **Stipulation and Order** in *Lawrence Zucker, et al. v A I M Advisors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

PROCESSED
APR 0 8 2005
THOMSON
FINANCIAL

S:\srr\Litigation\Zucker v AIM\Corr\L-032105SEC.doc
032105 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

LAWRENCE ZUCKER, On Behalf of AIM Small Cap Growth Fund/A, AIM Small Cap Growth Fund/B, AIM Small Cap Growth Fund/C and AIM Limited Maturity Treasury Fund/A,

Plaintiff,

-against-

A I M ADVISORS, INC., A I M DISTRIBUTORS, INC., BOB R. BAKER, JAMES T. BUNCH, GERALD J. LEWIS, LARRY SOLL, FRANK S. BAYLEY, BRUCE L. CROCKETT, ALBERT R. DOWDEN, EDWARD K. DUNN JR., JACK M. FIELDS, CARL FRISCHLING, PREMA MATHAI-DAVIS, LEWIS F. PENNOCK, RUTH H. QUIGLEY, LOUIS S. SKLAR, ROBERT H. GRAHAM and MARK H. WILLIAMSON,

Defendants,

-and-

AIM GROWTH SERIES,

Nominal Defendants.

Civil Action No. H-03-5653

STIPULATION AND ORDER

The parties to this action hereby stipulate and agree as follows:

1. This action will be consolidated, for pre-trial purposes only at this stage, with Civil Action No. H-03-5744 (hereinafter "the Lieber action") and, to avoid duplication, all future papers will be filed only in this action, under the double-caption annexed hereto as Exhibit A, and the Lieber action, Civil Action No. H-03-5744, shall be administratively closed.

2. The Plaintiffs in both this action and in the Lieber action shall serve and file a Consolidated Amended Complaint under the double-caption annexed hereto as Exhibit A, which shall be limited, except as provided in paras. 3 and 5 hereinbelow, to claims against A I M Distributors, Inc. and INVESCO Distributors, Inc., under § 36(b) of the Investment Company Act of 1940 for recovery of allegedly excessive 12b-1 fees paid subsequent to the closure to new investors in the three Funds at issue in this action and in the Lieber action. All other claims heretofore asserted and all other defendants heretofore named in this action and in the Lieber action are hereby dismissed, without prejudice, subject to paras. 3 and 4 below.

3. Any claim dismissed and/or any defendant dismissed pursuant to para. 2 hereinabove may be reinstated by Plaintiffs, in their sole discretion, on 30 days' written notice served upon Counsel for Defendant A I M Distributors, Inc., Messrs. Pollack & Kaminsky, at their offices, 114 West 47th Street, New York City 10036. If Plaintiffs reinstate any claim and/or any defendant they may, in their sole discretion and without objection by Defendants, serve and file a Consolidated Further Amended Complaint. Defendants will not assert any statute of limitations defense as to any dismissed claim or dismissed defendant except as may exist at the date of this Stipulation.

4. Defendants agree to forbear from making a motion challenging failure by Plaintiffs to make pre-suit demand on the Boards of Trustees of the three Funds at issue in this action and in the Lieber action; however, such a motion is preserved and may be made if Plaintiffs reinstate any of the claims or bring back into the litigation any of the parties dismissed pursuant to para.2 hereinabove. Plaintiffs do not waive their right to object to the filing of such a motion, based on, among other things, Defendants' failure to assert such argument in their motions to dismiss and for summary judgment adjudicated by the Court on January 19, 2005.

and Defendants do not waive their right to make a motion for summary judgment or for judgment on the pleadings for failure by Plaintiffs to make pre-suit demand on the Boards of Trustees if the common law derivative claims are reinstated by Plaintiffs.

5. A I M Distributors, Inc. further stipulates that, if liability is found as against A I M Distributors, Inc. or INVESCO Distributors, Inc., recovery of 12b-1 fees shall be computed from the dates of closure to new investors, i.e. March 18, 2002 for AIM Small Cap Growth Fund/Class A in this action, and April 1, 2002 for INVESCO Core Equity Fund/Investor Class and INVESCO Health Science Fund/Investor Class in the Lieber action. For avoidance of doubt, this "look-back" stipulation by A I M Distributors, Inc. applies only to these three classes of these three Funds.

6. Plaintiffs in this action and in the Lieber action take the position that they can sue for classes of the three Funds whether or not they own shares of the classes; Defendants disagree and take the position that Plaintiffs have no standing to sue other than for Classes they own. Plaintiffs reserve their right to assert that Defendants waived such issue of standing by failing to raise such objection in their motions to dismiss and for summary judgment adjudicated by the Court on January 19, 2005, and Defendants reserve their rights to raise the issue of Plaintiffs' standing to represent Classes of shares they do not own. The parties agree that the new caption of the case (see Exhibit A) will not be argued by Plaintiffs to be a concession by Defendants on this issue and that the language of para.5 will not be argued by Defendants to be a concession by Plaintiff on this issue.

SCHWARTZ, JUNELL, GREENBERG
& OATHOUT, L.L.P.

Roger B. Greenberg
Texas State Bar No. 08390000
Federal I.D. No. 3932
Attorney-in-Charge
909 Fannin St., Suite 2000
Houston, Texas 77010
713/752-0017 Telephone
713/752-0327 Facsimile

ZIMMERMAN, LEVI & KORSINSKY, LLP



Eduard Korsinsky
39 Broadway, Suite 1440
New York, New York 10006
212/363-7500 Telephone
212/363-7171 Facsimile

POLLACK & KAMINSKY



Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street, Suite 1900
New York, New York 10036
212/575-4700 Telephone
212/575-6560 Facsimile

GIBBS & BRUNS, L.L.P.



Michael K. Oldham
Sean W. Cruse
Sydney G. Ballesteros
1100 Louisiana, Suite 5300
Houston, Texas 77002

713/751-5268 Telephone
713/750-0903 Facsimile

NICKENS, KEETON, LAWLESS,
FARRELL & FLACK, LLP

Paul D. Flack
Jack C. Nickens
Richard P. Keeton
1000 Louisiana St., Suite 5350
Houston, Texas 77002
713/571-9191 Telephone
713/571-9652 Facsimile

EXHIBIT A

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

LAWRENCE ZUCKER, On Behalf of AIM Small Cap Growth Fund/Class A, AIM Small Cap Growth Fund/Class B, and AIM Small Cap Growth Fund/ClassC -against- A I M DISTRIBUTORS, INC.	Civil Action No. H-03-5653
STANLEY LIEBER, On Behalf of INVESCO Core Equity Fund/Investor Class and INVESCO Health Science Fund/Investor Class -against- INVESCO DISTRIBUTORS, INC. and A I M DISTRIBUTORS, INC.	

SO ORDERED:

Ewing Werlein, Jr.
United States District Judge

4/0 - 33


AIM
INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

March 22, 2005


SEC MAIL PROCESSING
RECEIVED
MAR 2 8 2005
WASH, D.C.
202
SECTION

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by the parties listed in Attachment A

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of the parties listed in Attachment A, a copy of **Recusal Order** filed in *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland.*

Sincerely,

Stephen R. Rimes

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\MDL\Corr\L-032205SEC.doc
032205 (1) vtt

Attachment A

List of Defendants

1. AMVESCAP PLC
2. AMVESCAP National Trust Company
3. AMVESCAP Retirement, Inc.
4. AVZ, Inc.
5. A I M Advisors, Inc. (1940 Act Registration No. 801-12313)
6. A I M Distributors, Inc. (1933 Act Registration No. 8-21323)
7. AIM Investment Services, Inc.
8. A I M Management Group, Inc.
9. INVESCO Funds Group, Inc.
10. INVESCO Distributors, Inc.
11. INVESCO Global Assets Management Limited
12. INVESCO Institutional (N.A.), Inc.
13. INVESCO Assets Management (N.A.)
14. AIM Stock Funds
15. AIM Combination Stock and Bond Funds
16. AIM Sector Funds
17. AIM Treasurer's Series Trust
18. Mark Williamson
19. William Galvin

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF WEST VIRGINIA
POST OFFICE BOX 791
WHEELING, WEST VIRGINIA 26003-0102


SEC MAIL PROCESSING
RECEIVED
MAR 2 8 2005
WASH, D.C.
202
SECTION

FREDERICK P. STAMP, JR.
District Judge

Telephone (304)233-1120
FAX (304)233-0402

March 22, 2005

RE: MDL-15864 (FPS) -- In re Mutual Funds Investment Litigation

Dear Counsel:

As you know, I am one of the four transferee judges in MDL-1586 assigned to the District of Maryland by the Judicial Panel on Multidistrict Litigation. I am a district judge in the Northern District of West Virginia specially assigned to the District of Maryland for the purpose of this MDL action.

Shortly after this proceeding began, the four transferee judges (Judges Blake, Davis, Motz and I) determined that for various reasons, including the need to avoid potential conflicts that might arise due to the large number of parties involved, this MDL action should be separated into four "tracks" (and possibly "sub-tracks") with each judge being assigned a separate "track." I was assigned "Track 4," denominated 04-MD-15864, which originally involved AIM, Artisan, Invesco, Strong and T. Rowe Price.

At the initial hearing in this MDL case on April 2, 2004, the judges alerted counsel to the possibility of conflicts that one or more of the judges might have due to ownership of stock or other financial interests either by that judge or a party related to that judge (i.e. fiduciary, spouse, minor child, etc.). At that time, I disclosed on the record that I or a related party owned shares of stock in Bank One Corporation, whose mutual fund, One Group, was a party in the MDL action. Accordingly, that mutual fund defendant was placed in a "track" other than the one assigned to me.

Title 28, United States Code, Section 455(b) provides that a judge shall disqualify himself where "he knows that he, individually, or as a fiduciary, or his spouse, or minor child residing in his household, has a financial interest in the subject matter in controversy or in a party to the proceeding . . ." A "financial interest" includes "ownership of a legal or equitable interest, however small . . ."

Disqualification under 28 U.S.C. § 455(b) is not subject to waiver by the parties in the proceeding.

As you also know, after the original MDL action was filed, plaintiffs filed an amended complaint which, among other things, added claims against a number of newly added defendants described in these proceedings as traders and broker/dealer defendants. Among the newly-added defendants is J.P. Morgan Chase & Co. I am advised that, prior to the filing of the amended complaint, Bank One Corporation and J.P. Morgan Chase & Co. merged to become the financial services company now known as J.P. Morgan Chase & Co.

While I have sought to determine whether my disqualification due to the ownership of stock that I or a related party now have in J.P. Morgan Chase & Co. might be properly avoided by transfer or assignment of the matters involving J.P. Morgan Chase & Co. to another "track" in which I would not be assigned or some other proper method, I have determined that any such action, even if possible, would not only be impractical but unfair to the litigants, their counsel and my fellow MDL judges in this case.

Moreover, while I am aware that under Committee on Codes of Conduct Advisory Opinion No. 69, a removal of disqualification may occur by disposal of the disqualifying interest with disclosure to the parties, I believe that, under the circumstances, disposal of this financial interest by me or a related party is not economically feasible.

Accordingly, I must hereby recuse myself from proceeding further as a judge in this MDL proceeding. You will be advised as to the judge who will, hereafter, preside over 04-MD-15864 in MDL 1586.

Despite the informal nature of this letter, it is an order and shall be docketed as such.

Very truly yours,

/s/ Frederick P. Stamp, Jr.
FREDERICK P. STAMP, JR.
UNITED STATES DISTRICT JUDGE

FPS:mkj